Exhibit 99.1

N E W S   R E L E A S E

TALISMAN ENERGY REPORTS
$900 MILLION CASH FLOW IN SECOND QUARTER
INCREASED MARCELLUS SHALE DRILLING
EXPLORATION SUCCESSES IN COLOMBIA AND THE NORTH SEA

CALGARY, Alberta, July 29, 2009 – Talisman Energy Inc. reported its operating and financial results for the second quarter of 2009.

•	Cash flow[1] during the quarter was $900 million, a decrease from $1.7 billion a year ago, primarily due to lower prices. Year-to-date cash flow was $2.2 billion.
•	Net income was $63 million, down from $426 million a year earlier, also driven by lower prices.
•	Earnings from continuing operations[2] were $135 million, down from $790 million in the second quarter of 2008.
•	Production averaged 424,000 boe/d, 2% below the second quarter of 2008. Year-to-date, production from continuing operations has averaged 426,000 boe/d, 6% above last year.
•	Netbacks were down 55% from a year earlier, averaging $27.41/boe with both oil and natural gas prices significantly lower due to the global economic slowdown.
•	Talisman has continued to strengthen its balance sheet. Net debt[1] at quarter end was $2 billion, down from $3.9 billion at December 31, 2008.
•	The Company closed the sale of non-core midstream assets in Alberta and non-strategic properties in Saskatchewan and Trinidad in the second quarter, with total proceeds of $1.3 billion.
•	Talisman has made exploration discoveries at Huron-1 (Colombia), Grevling (Norway) and Shaw (UK).
•	The Company is currently producing 30 mmcf/d from the Marcellus Shale play and has increased its 2009 drilling program to approximately 50 wells.

“This was a solid quarter for Talisman, both operationally and financially,” said John A. Manzoni, President and CEO. “We continue to make excellent progress on the strategy, with notable success in the Marcellus and encouraging exploration results during the quarter. Year-to-date, our production from continuing operations is up 6%, driven by increasing volumes from Southeast Asia, and we are on-track to meet our guidance for the year. As previously disclosed, volumes were down this quarter due to planned maintenance and there were some operational issues in the UK.

1 The terms “cash flow”, “earnings from continuing operations” and “net debt” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this news release.

“We generated $900 million in cash flow during the second quarter, bringing the total to $2.2 billion for the first six months. Cash flow was down from the first quarter, largely because of decreased proceeds realized from our hedges. Earnings from continuing operations were $135 million for the quarter, which is respectable in a C$48/boe environment.

“We have seen some strengthening in oil prices with growing optimism that the economy is at least stabilizing, although natural gas fundamentals remain weak. This environment demonstrates the value of our diverse portfolio, with a balance between oil and gas, as well as international and domestic production, highlighted by UK liquids netbacks, which increased by 26% compared to the first quarter.

“Overall, we have reduced unit operating costs 7% compared to a year ago as a result of cost reduction programs, higher volumes in some areas and increased operating efficiencies, particularly in the UK, and more savings are planned. We continue to drive capital and operating costs down with new project management systems, the LEAN culture in North America and negotiations with suppliers.

“Talisman’s balance sheet is strong with net long-term debt sitting at $2 billion, down from $3.9 billion at year end. This is due in large part to our non-core asset disposition program, which has been very successful, with excellent metrics. From the inception of the strategy in May 2008, we have sold approximately 27,000 boe/d of non-core assets, with proceeds of $2.5 billion.

“We had some exciting exploration news during the quarter. The Grevling discovery in Norway was drilled and sidetracked. The initial test from the Huron well in Colombia has found hydrocarbons and the well is nearing completion. The Shaw well in the UK has also found hydrocarbons and is just south of our recent Godwin discovery. In Peru, the Situche well is drilling in the reservoir. In the Kurdistan region of northern Iraq, we are drilling our second well and have acquired interests in an additional block. In June, we entered into an agreement to acquire the shares of Rift Oil. This is an excellent opportunity to aggregate large volumes of natural gas in Papua New Guinea.

“There is also growing excitement around our Marcellus Shale play in Pennsylvania, where we have decided to increase spending, with approximately 50 wells planned this year, up from 36. The Company is now producing 30 mmcf/d and initial production rates on recent wells have averaged 5 mmcf/d. We have reduced cycle times by 60% and lowered drilling and completion costs to approximately US$4 million for our most recent well.

“We are seeing strong production growth in Southeast Asia. Development drilling is ongoing at PM-3 CAA (Northern and Southern Fields) and we continue to evaluate our offshore discovery in Vietnam. In the North Sea, we have a number of development projects underway and drilling continued during the quarter in the Auk field in the UK and the Yme field in Norway.

“After 23 years with the Company, Ron Eckhardt, Executive Vice President of North American Operations, has decided to retire. Paul Smith, Executive Vice President, International Operations West, will replace Ron, building on the excellent progress on the unconventional natural gas strategy to-date. Nick Walker, who heads our UK operations, will take over from Paul.

“In summary, we are making significant progress towards the objectives set out in the strategy. Southeast Asia is proving to be a reliable low-cost source of growth. We are demonstrating the commercial viability of our unconventional plays. The exploration program is showing signs of delivering material new opportunities. Our strong balance sheet provides us financial flexibility, which we will use prudently.  We continue to drive costs out of the system and position the Company for profitable long-term growth.”

Financial Highlights

	Three months ended		Six months ended
June 30,	2009	2008	2009	2008
Cash flow ($ million)	900	1,691	2,206	2,923
Cash flow per share[2]	0.89	1.66	2.17	2.87
Cash flow from continuing operations ($ million)	864	1,575	2,150	2,721

Net income ($ million)	63	426	518	892
Net income per share	0.06	0.42	0.51	0.88

Earnings from continuing operations ($ million)	135	790	429	1,223
Earnings from continuing operations per share [2]	0.13	0.78	0.42	1.20

Average shares outstanding (million)	1,015	1,019	1,015	1,019

Cash flow during the quarter was $900 million compared to $1,691 million a year earlier. The main reason for the decrease has been a significant fall in oil and gas prices, resulting in a 55% reduction in netbacks. The price impact was partially offset by lower royalties and cash taxes and realized gains on commodity derivatives. Relative to the first quarter, cash flow decreased by $409 million primarily due to reduced proceeds from commodity derivatives. Cash flow numbers for the quarter include a pre-tax cash realization of $191 million from held-for-trading derivatives compared to $584 million in the first quarter.

Year-to-date, Talisman has generated $2.2 billion in cash flow, down from $2.9 billion in 2008, but comparable to the same period in 2007.

Earnings from continuing operations totalled $135 million during the quarter, versus $790 million a year earlier primarily due to reduced commodity prices. Relative to the first quarter, earnings from continuing operations decreased from $294 million, primarily due to reduced realized proceeds from commodity derivatives, which were offset by lower exploration and dry hole costs.

Net income for the quarter was $63 million compared to $426 million a year earlier. The main reason for the difference was the fall in commodity prices.

Total Depreciation, Depletion and Amortization (DD&A) expense from continuing operations was $679 million, an increase of $56 million, which arose largely in the UK as a result of a writedown in reserves due to low oil prices at year end.

Dry hole expense was $51 million during the quarter versus $70 million in the second quarter of 2008 and includes a credit in Alaska. Exploration expense was $58 million compared to $115 million in the previous year. Current income taxes in the quarter were $175 million versus $502 million a year earlier, principally due to decreased revenues from lower commodity prices.

Exploration and development spending was $826 million during the quarter, bringing the total to $1.8 billion for the year.

Talisman’s net long-term debt at June 30 was $2 billion, down from $3.9 billion at year end. The reduction was primarily due to proceeds from asset dispositions that closed during the second quarter of 2009.  Talisman issued US$700 million 7.75% senior notes in the US public debt market in the second quarter.

2 The terms “cash flow per share” and “earnings from continuing operations per share” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this news release.

Production

	Three months ended		Six months ended
June 30,	2009	2008	2009	2008
Oil and liquids (bbls/d)	212,149	219,313	223,450	217,969
Natural gas (mmcf/d)	1,271	1,275	1,281	1,245
Total (mboe/d)	424	432	437	426

Continuing operations (mboe/d)	416	408	426	401

Year-to-date, production from continuing operations has averaged 426,000 boe/d, up 6%. Production from continuing operations averaged 416,000 boe/d during the quarter, an increase of 2% over the second quarter of 2008. This was predominantly due to higher volumes in Southeast Asia (record sales at Corridor in Indonesia, Northern Fields commissioning offshore Malaysia/Vietnam) and startup of the Rev Field in Norway.

Total production averaged 424,000 boe/d, down 2% from a year earlier.

Netbacks

	Three months ended		Six months ended
June 30,	2009	2008	2009	2008
Sales	47.90	94.46	45.99	83.89
Hedging loss	-	(0.37)	-	(0.31)
Royalties	6.24	17.23	6.08	15.08
Transportation	1.29	1.52	1.35	1.33
Operating expenses	12.96	14.01	12.64	13.55
Netback ($/boe)	27.41	61.33	25.92	53.62

Oil and liquids netback ($/bbl)	38.37	81.01	33.83	69.95
Natural gas netback ($/mcf)	2.73	6.83	2.93	6.07

WTI oil prices averaged US$60/bbl during the quarter, up from US$43/bbl in the first quarter, but well below US$124/bbl a year ago. North American natural gas prices continued to weaken, with NYMEX averaging US$3.60/mmbtu compared to US$10.80/mmbtu a year ago. North American natural gas prices include the impact of physical commodity contracts.

Netbacks in the second quarter averaged $27.41, down 55% from a year earlier, but up slightly from $24.48/boe in the first quarter. Royalty expenses totalled $221 million (12%) compared to $708 million (19%) in the corresponding quarter for 2008.

Talisman has implemented a global review to identify and implement cost savings and operational efficiencies. Operating costs are starting to be reduced by these initiatives, but the effect can be impacted by the timing of maintenance activities, timing of crude oil liftings and foreign exchange rate changes. Unit operating costs were 7% lower than a year ago, predominantly due to increased efficiency, less maintenance work and the disposition of higher cost properties in the UK and higher volumes in Norway.

North America

Production in North America averaged approximately 171,000 boe/d in the quarter, down 9% from the same period in 2008. Production from continuing operations was down 6% over the same period in 2008, reflecting reduced capital spending and a shift in development focus from conventional areas to unconventional plays. Production from new unconventional areas increased 22% from the first quarter.

On June 1, Talisman closed asset sales in southeast Saskatchewan and Cutbank Midstream with cash proceeds totaling approximately $1 billion. The Saskatchewan production was sold at approximately $85,000 per boe/d and the midstream assets were sold at approximately ten times trailing EBITDA.

Capital spending included $496 million in unconventional natural gas areas and $128 million on conventional properties. During the first six months of the year, Talisman participated in 92 gross wells (50.8 net), with 82 gross wells in unconventional plays.

In the Marcellus Shale, the Company drilled nine gross (nine net) wells during the quarter, for a total of 12 gross (12 net) in the first half of the year. The development plan is ahead of schedule and the Company is now producing at rates in excess of 30 mmcf/d. Talisman currently has two pre-set drilling rigs and two horizontal rigs operating and a third horizontal rig is expected to start in July. Talisman is increasing capital spending in the Marcellus play as a result of recent results and its proximity to premium natural gas markets. The Company now expects to drill approximately 50 wells during the year versus the original plan of 36 wells.

Marcellus wells continue to exceed expectations. The latest wells on production have achieved initial production rates averaging 5 mmcf/d and peak rates above 5 mmcf/d, well above the original 2.5 mmcf/d type curve. Capital costs also continue to improve, with the most recent well achieving drilling and completion costs of  approximately US$4 million. Drilling cycle times have been reduced by 60% as a result of Talisman’s LEAN Well Delivery initiative. The Company is already drilling on state lands acquired in late 2008.

In the Montney Core, Talisman drilled 12 gross (9.9 net) wells in the first half of the year. The most recent eight horizontal wells have averaged initial 30-day production rates of 3.5 mmcf/d, well above the original target of 2.6 mmcf/d. Talisman has made significant strides in reducing costs in the Montney, targeting a US$4/mcf (NYMEX) breakeven cost by the end of the year.

The Company drilled a total of five wells in the Montney Shale in the quarter, for a total of 12 gross (9.2 net) in the first half of the year. The first horizontal and vertical pilot wells exceeded initial type curve expectations.

In Quebec, the Company is currently testing vertical wells, which were drilled to complete the land earning requirements.  Based on encouraging test results from its vertical wells, Talisman intends to begin drilling horizontal pilot wells by the end of the third quarter, with the potential to drill at least two horizontal wells in 2009.  To date, three separate pilot areas have been identified next to the vertical test wells.

Talisman’s conventional areas continue to perform well even with reduced capital. Base declines are lower than anticipated and many areas continue to report strong production volumes.

UK

Production from continuing operations in the UK averaged approximately 93,000 boe/d during the quarter, unchanged from the same period in 2008 and down 14% from the first quarter. Production during the second quarter was lower due to both planned shutdowns and a number of unplanned events.

Most significantly, there was a compressor failure at Claymore (eight weeks outage with one compressor now online and a second compressor expected online at the end of July) and a well was shut in at the Wood Field due to poor reservoir performance. A well intervention is planned for the first half of 2010.

Tweedsmuir has been performing well, with production very steady at over 25,000 boe/d for the quarter. At Tartan, improved production efficiency has resulted in higher volumes across the fields producing through the Tartan facility, with production in the area averaging over 8,500 boe/d during the quarter.

The Company has made a discovery on the Shaw prospect in Block 22/22a, adjacent to its recently announced Godwin discovery. The well tested at 4,800 boe/d on a restricted choke and Talisman is currently drilling an appraisal sidetrack. Talisman is reviewing options to develop the Godwin discovery via the Montrose – Arbroath facilities.

Talisman continues to progress its developments at Burghley, Auk North and Auk South, which are on schedule and on budget.  At Auk North, three batch wells continued drilling during the quarter. Early indications show better than expected performance with an initial free flow rate on the first well of 6,500 boe/d through a restricted choke. However, the non-operated Affleck field continues to experience delays, with first oil now expected later this year.

As part of the ongoing program to manage capital spending levels, Talisman has worked with its rig vendor to renegotiate the terms of its contract, with early release of the Ocean Nomad at the end of the current exploration well, combined with a corresponding extension of the commitment on the Ocean Princess.

Scandinavia

Production from continuing operations in Scandinavia averaged approximately 39,000 boe/d during the quarter, up 18% over the second quarter of 2008 and down 9% from the first quarter of 2009. Production during the second quarter was down due to planned shutdowns and lower than expected operating efficiency for Rev through the non-operated Armada facility in the UK.

The Company made a promising oil discovery on the Grevling prospect, offshore Norway in PL038, Block 15/12. A subsequent sidetrack was drilled down-dip of the structure, which extended the proven oil column with remaining potential untested down-flank. The Company is currently evaluating development options across its Varg facilities. A further appraisal well is planned for early 2010.

Southeast Asia

In Southeast Asia, production averaged approximately 105,000 boe/d, 15% higher than the same period last year and 4% above the last quarter. Indonesian production averaged 65,000 boe/d, 14% higher than the same period last year and 3% higher than the last quarter. In Malaysia/Vietnam, production averaged 35,000 boe/d, 2% above than the same period last year, due to gas and oil production from Northern Fields and the ongoing Bunga Kekwa C infill program, partially offset by a decline in South Angsi production. Volumes were also 15% higher than the previous quarter, mainly due to Northern Fields oil production, which came onstream late in the first quarter of 2009.

Production from Corridor during the quarter reached a record high of 331 mmcf/d (net to Talisman) as sales volumes to both Caltex and PGN continued to increase.

During the second quarter, the Tangguh Liquefied Natural Gas (LNG) facility produced its first LNG and commenced loading operations, with the first cargo shipped on July 6.

A Gas Sales Agreement for the sale of Mandala gas and field solution gas in the Ogan Komering Block was signed in April. The contract will be in place until 2016 at an average rate of 12 mmcf/d gross sales gas.

Gas production from the Northern Fields averaged 119 mmcf/d gross sales during the quarter, with liquids production averaging approximately 12,700 boe/d. To date, 25 wells have been drilled on Northern Fields with 100% success. Production will continue to ramp upwards as additional oil and gas producers are brought onstream and commissioning of compression systems is completed in the third quarter.

In the Southern Fields, a planned shutdown for preventative maintenance was completed in May, with the oil system shut-in for 10 days and the gas processing system shut-in for 13 days. The first infill well in the Improved Oil Recovery Phase 1 program came on production in April at an initial rate of 1,100 bbls/d. The second well of a six well program is currently being drilled.

The Company continued the appraisal of the Hai Su Den (HSD) discovery in Block 15-2/01 in Vietnam. The 3X basement appraisal well flowed oil on drill stem test and was subsequently abandoned. The 4X exploration well spud early in July and a further basement appraisal well (5X) is planned for later in the year.

Production in Australia was approximately 4,700 boe/d, 37% higher than the same period last year and 47% higher than the last quarter, primarily due to the new flowline at Corallina and reinstatement of the Lam-2 well.

Sanction of the field development plan for the Kitan discovery is expected in fourth quarter with first oil planned for mid-2011.

Other Operating Areas

In North Africa, production from continuing operations averaged 13,000 boe/d, down 13% compared to the same period a year ago, mainly due to continued OPEC production restrictions and natural declines. The Company expects these restrictions to continue at this level for the remainder of 2009.

The Company is in negotiations for the sale of its assets in Tunisia. The sale of Talisman’s interests in Trinidad and Tobago was completed on May 27.

International Exploration

International exploration spending during the second quarter was approximately $176 million.

In June, Talisman entered an agreement to purchase the issued and outstanding shares of Rift Oil, whose principal assets are highly prospective exploration licences PPL235 and PPL261 in the Foreland Basin of Western Papua New Guinea. This provides the Company with a low cost opportunity to aggregate gas in Southeast Asia, one of the growth areas in Talisman’s portfolio.  The transaction is subject to a number of conditions.

On the Sageri Production Sharing Contract, processing of 2-D seismic acquired earlier in the year was completed. Talisman submitted bids for blocks in the Sabah bid round in Malaysia and North Sumatra bid round in Indonesia with results expected later in the year.

In the Kurdistan region of northern Iraq, the Kurdamir-1 well spud in early May and is currently drilling. The Company has also agreed to acquire an option on the K9 Block.

In Colombia, Talisman made a significant gas condensate discovery in the Niscota Block in the Andes Foothills. The Huron-1 well, which spud in June last year, encountered several reservoirs and tested one zone at 3,400 boe/d. Further logging and testing is underway. The Situche Central 3X well on Block 64 in Peru, which spud in late December 2008, is currently drilling in the reservoir.

Talisman was also awarded three blocks in Norway, in the Barents Sea, in the 20th Licencing Round.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia.  The Company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:

David Mann, Vice-President	Christopher J. LeGallais, Vice-President
Corporate & Investor Communications	Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210	Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com	E-mail: tlm@talisman-energy.com

17-09

Forward-Looking Information

This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

•	expected annual production;
•	planned cost savings;
•	expected acquisition of Rift Oil, subject to conditions;
•	planned changes in senior management;
•	business strategy and plans;
•	planned drilling in the Marcellus and increased capital expenditures;
•	target breakeven costs in the Montney;
•	Quebec development program;
•	planned well intervention at the Wood Field;
•	expected first oil at the Affleck field;
•	expected release of the Ocean Nomad and extension on the Ocean Princess;
•	planned well at the Grevling prospect;
•	planned appraisal well at HSD;
•	expected production from the Northern Fields;
•	expected production restrictions in North Africa;
•	expected sanctioning and first oil at the Kitan discovery;
•	expected results of bid rounds in Southeast Asia; and
•	other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

With the exception of the timing of the extension of the Ocean Nomad and Ocean Princess, planned changes in senior management and bid round results in Southeast Asia, each of the forward-looking information listed above are based on Talisman’s 2009 capital program announced on January 13. The material assumptions supporting the 2009 capital program are: (1) 2009 annual production of approximately 430,000 boe/d; (2) a US $40/bbl WTI oil price for 2009 and (3) a US $5/mmbtu NYMEX natural gas price for 2009. 2009 production estimates are subject to the timing of development activities and include the anticipated completion of planned dispositions. The completion of any planned disposition is contingent on various factors including market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals of such dispositions.

Undue reliance should not be placed on forward-looking information.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release.  The material risk factors include, but are not limited to:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
•	risks and uncertainties involving geology of oil and gas deposits;
•	the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	the impact of the economy and credit crisis on the ability of the counterparties to the Company’s commodity price derivative contracts to meet their obligations under the contracts;

•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	the outcome and effects of any future acquisitions and dispositions;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing and changes in capital markets;
•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
•	changes in general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and
•	results of the Company’s risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors, which could affect the Company’s operations or financial results are included in the Company’s most recent Annual Information Form.  In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC).

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented.  The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Oil and Gas Information

Throughout this news release, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil (bbl). Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Talisman makes reference to production volumes throughout this news release. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Canadian Dollars and GAAP

Dollar amounts are presented in Canadian dollars unless otherwise indicated. Unless otherwise indicated, financial information is presented in accordance with Canadian generally accepted accounting principles that may differ from generally accepted accounting principles in the US. Talisman’s Consolidated Financial Statements as at and for the year ended December 31, 2008, which were filed with Canadian and US securities authorities on March 5, 2009, contain information concerning differences between Canadian and US generally accepted accounting principles.

Non-GAAP Financial Measures

Included in this news release are references to financial measures commonly used in the oil and gas industry, such as cash flow, cash flow per share, earnings from continuing operations, earnings from continuing operations per share and net debt. These terms are not defined by GAAP in either Canada or the US. Consequently, these are referred to as non-GAAP measures. Talisman’s reported cash flow, cash flow per share, earnings from continuing operations, earnings from continuing operations per share and net debt may not be comparable to similarly titled measures by other companies.

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the Company to assess operating results between years and between peer companies that use different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company’s performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period. A reconciliation of cash provided by operating activities to cash flow follows.

($ million, except per share amount)	Three months ended		Six months ended
June 30,	2009	2008	2009	2008
Cash provided by operating activities	1,150	1,538	2,236	2,850
Less: Changes in non-cash working capital	250	(153)	27	(73)
Cash flow[2]	900	1,691	2,209	2,923
Less: Cash provided by discontinued operations[1]	36	116	59	202
Cash flow from continuing operations[1,2]	864	1,575	2,150	2,721
Cash flow per share[1]	0.89	1.66	2.17	2.87
Cash flow from continuing operations[1]	0.85	1.55	2.12	2.67
1.           Comparatives restated for operations classified as discontinued since June 30, 2008.
2.           This is a non-GAAP measure.  Please refer to the section in this news release entitled Non-GAAP Financial Measures for further explanation and details.

Earnings from continuing operations are calculated by adjusting the Company’s net income per the financial statements, for certain items of a non-operational nature, on an after-tax basis. The Company uses this information to evaluate performance of core operational activities on a comparable basis between periods. Earnings from continuing operations per share are earnings from continuing operations divided by the average number of common shares outstanding during the period. A reconciliation of net income to earnings from continuing operations follows.

 ($ million, except per share amounts)
	Three months ended		Six months ended
June 30,	2009	2008	2009	2008
Net income	63	426	518	892

Operating income from discontinued operations	19	86	48	139
Gain (loss) on disposition of discontinued operations	477	91	996	88
Net income from discontinued operations[5]	496	177	1,044	227

Net income (loss) from continuing operations[5]	(433)	249	(526)	665

Unrealized losses on financial instruments [1] (tax adjusted)	478	344	865	395
Stock-based compensation expense (recovery)[2] (tax adjusted)	84	191	107	184
Future tax recovery of unrealized foreign exchange losses on foreign denominated debt [3]	6	6	(17)	(21)
Earnings from continuing operations [4]	135	790	429	1,223
Per share [4]	0.13	0.78	0.42	1.20
1.	Unrealized losses on financial instruments relate to the change in the period of the mark-to-market value of the Company’s outstanding held-for-trading financial instruments
2.
Stock-based compensation expense relates principally to the mark-to-market value of the Company’s outstanding stock options and cash units at June 30.  The Company’s stock-based compensation expense is based principally on the difference between the Company’s share price and its stock options or cash units exercise price

3.	Tax adjustments reflect future taxes relating to unrealized foreign exchange gains and losses associated with the impact of fluctuations in the Canadian dollar on foreign denominated debt.
4.	This is a non-GAAP measure.
5.	Comparatives restated for operations classified as discontinued subsequent to June 30, 2008.

This calculation does not reflect differing accounting policies and conventions between companies. All amounts are reported on an after-tax basis.

Net debt is calculated by adjusting the Company’s long-term debt per the financial statements for bank indebtedness and cash and cash equivalents.  The Company uses this information to assess its true debt position since cash could potentially be used to pay down long-term debt.

($ million)
June 30,	2009	2008
Long-term debt	4,329	3,961
Bank indebtedness	2	81
Cash and cash equivalents	(2,307)	(91)
Net Debt	2,024	3,951

Talisman Energy Inc.
Highlights
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008
Financial
(millions of C$ unless otherwise stated)
Cash flow (1)	900	1,691	2,206	2,923
Net income	63	426	518	892
Exploration and development expenditures	826	1,053	1,925	2,067
Per common share (C$)
Cash flow (1)	0.89	1.66	2.17	2.87
Net income	0.06	0.42	0.51	0.88
Production
(daily average)
Oil and liquids (bbls/d)
North America	36,823	40,317	38,780	40,203
UK	89,936	90,709	96,277	87,361
Scandinavia	31,165	32,426	33,009	32,880
Southeast Asia	38,094	35,847	37,719	36,537
Other	16,131	20,014	17,665	20,988
Total oil and liquids	212,149	219,313	223,450	217,969
Natural gas (mmcf/d)
North America	807	887	818	868
UK	21	38	25	37
Scandinavia	43	20	47	19
Southeast Asia	400	330	391	321
Total natural gas	1,271	1,275	1,281	1,245
Total mboe/d (2)	424	432	437	426
Prices (3)
Oil and liquids (C$/bbl)
North America	56.55	105.27	49.29	93.07
UK	67.73	123.25	61.70	110.78
Scandinavia	67.89	129.08	61.91	113.98
Southeast Asia	70.61	136.86	61.79	117.91
Other	69.75	141.12	63.95	120.90
Total oil and liquids	66.48	124.66	59.77	110.16
Natural gas (C$/mcf)
North America	4.37	10.25	4.94	9.08
UK	4.24	9.76	5.22	9.16
Scandinavia	4.22	6.77	7.24	6.28
Southeast Asia	6.01	11.67	5.69	10.41
Total natural gas	4.88	10.55	5.26	9.38
Total (C$/boe) (2)	47.90	94.46	45.99	83.89

(1) Cash flow and cash flow per share are non-GAAP measures.
(2) Barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil.
(3) Prices are before hedging.
Includes the results from continuing and discontinued operations.

Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

	June 30	December 31
(millions of C$)	2009	2008
		(restated)
Assets
Current
Cash and cash equivalents	2,307	91
Accounts receivable	1,588	2,424
Inventories	120	181
Prepaid expenses	19	17
Assets of discontinued operations	18	215
	4,052	2,928

Other assets	220	234
Goodwill	1,291	1,260
Property, plant and equipment	19,334	18,984
Assets of discontinued operations	140	869
	20,985	21,347
Total assets	25,037	24,275

Liabilities
Current
Bank indebtedness	2	81
Accounts payable and accrued liabilities	1,880	1,876
Income and other taxes payable	441	468
Current portion of long-term debt	186	-
Future income taxes	88	300
Liabilities of discontinued operations	2	93
	2,599	2,818

Deferred credits	54	51
Asset retirement obligations	2,128	1,998
Other long-term obligations	313	173
Long-term debt	4,143	3,961
Future income taxes	4,050	4,006
Liabilities of discontinued operations	28	118
	10,716	10,307

Shareholders' equity
Common shares, no par value
Authorized: unlimited
Issued and outstanding:
2009 - 1,015 million (December 2008 - 1,015 million)	2,374	2,372
Contributed surplus	119	84
Retained earnings	9,369	8,966
Accumulated other comprehensive loss	(140)	(272)
	11,722	11,150
Total liabilities and shareholders' equity	25,037	24,275

Prior period balances have been restated to reflect the financial position of discontinued operations

Talisman Energy Inc.
Consolidated Statements of Income
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
(millions of C$)	2009	2008	2009	2008
		(restated)		(restated)

Revenue
Gross sales	1,798	3,707	3,637	6,063
Hedging loss	-	(14)	-	(24)
Gross sales, net of hedging	1,798	3,693	3,637	6,039
Less royalties	221	708	521	1,069
Net sales	1,577	2,985	3,116	4,970
Other	26	37	60	59
Total revenue	1,603	3,022	3,176	5,029

Expenses
Operating	504	536	1,025	968
Transportation	50	59	107	101
General and administrative	86	75	167	139
Depreciation, depletion and amortization	679	623	1,412	1,132
Dry hole	51	70	295	134
Exploration	58	115	126	170
Interest on long-term debt	45	37	90	81
Stock-based compensation	117	270	150	260
Loss on held-for-trading financial instruments	438	530	365	598
Other, net	88	(6)	103	(22)
Total expenses	2,116	2,309	3,840	3,561
Income (loss) from continuing operations before taxes	(513)	713	(664)	1,468
Taxes
Current income tax	175	502	307	735
Future income tax (recovery)	(281)	(115)	(485)	(56)
Petroleum revenue tax	26	77	40	124
	(80)	464	(138)	803
Net income (loss) from continuing operations	(433)	249	(526)	665
Net income from discontinued operations	496	177	1,044	227
Net income	63	426	518	892

Per common share (C$):
Net income (loss) from continuing operations	(0.43)	0.24	(0.52)	0.65
Diluted net income (loss) from continuing operations	(0.43)	0.24	(0.52)	0.64
Net income from discontinued operations	0.49	0.17	1.03	0.22
Diluted net income from discontinued operations	0.49	0.17	1.03	0.22
Net income	0.06	0.42	0.51	0.88
Diluted net income	0.06	0.41	0.51	0.86
Average number of common shares outstanding (millions)	1,015	1,019	1,015	1,019
Diluted number of common shares outstanding (millions)	1,015	1,043	1,015	1,040

Prior period balances have been restated to reflect the results of discontinued operations

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
(millions of C$)	2009	2008	2009	2008
		(restated)		(restated)

Operating
Net income (loss) from continuing operations	(433)	249	(526)	665
Items not involving cash	1,239	1,211	2,550	1,885
Exploration	58	115	126	170
	864	1,575	2,150	2,720
Changes in non-cash working capital	250	(153)	27	(73)
Cash provided by continuing operations	1,114	1,422	2,177	2,647
Cash provided by discontinued operations	36	116	59	203
Cash provided by operating activities	1,150	1,538	2,236	2,850

Investing
Capital expenditures
Exploration, development and other	(822)	(978)	(1,761)	(1,944)
Property acquisitions	(28)	(278)	(56)	(375)
Proceeds of resource property dispositions	27	-	60	-
Changes in non-cash working capital	(100)	136	(357)	234
Discontinued operations, net of capital expenditures	1,268	248	1,850	192
Cash provided by (used in) investing activities	345	(872)	(264)	(1,893)

Financing
Long-term debt repaid	(106)	(1,197)	(796)	(2,364)
Long-term debt issued	879	492	1,249	1,030
Common shares issued	(1)	-	-	-
Common share dividends	(115)	(102)	(115)	(102)
Deferred credits and other	3	5	7	14
Changes in non-cash working capital	1	(3)	2	(3)
Cash provided by (used in) financing activities	661	(805)	347	(1,425)
Effect of translation on foreign currency cash and cash equivalents	(10)	10	(24)	20
Net increase (decrease) in cash and cash equivalents	2,146	(129)	2,295	(448)
Cash and cash equivalents net of bank indebtedness, beginning of period	159	202	10	521
Cash and cash equivalents net of bank indebtedness, end of period	2,305	73	2,305	73

Cash and cash equivalents	2,307	88	2,307	88
Bank indebtedness	2	15	2	15
Cash and cash equivalents net of bank indebtedness, end of period	2,305	73	2,305	73

Prior period balances have been restated to reflect the cash flows of discontinued operations

	Segmented Information

	North America (1)				UK				Scandinavia
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
(millions of Canadian $)	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Revenue
Gross sales	485	1,176	1,025	2,020	592	985	1,121	1,782	212	443	454	647
Hedging	-	-	-	-	-	(14)	-	(24)	-	-	-	-
Royalties	55	208	140	362	2	1	2	5	-	-	-	-
Net sales	430	968	885	1,658	590	970	1,119	1,753	212	443	454	647
Other	21	30	47	46	4	5	11	10	1	-	2	1
Total revenue	451	998	932	1,704	594	975	1,130	1,763	213	443	456	648
Segmented expenses
Operating	154	158	305	282	216	227	427	443	62	80	137	137
Transportation	14	18	26	34	11	12	24	19	13	9	25	18
DD&A	283	269	554	523	218	167	453	310	87	110	190	174
Dry hole	-	46	128	66	(1)	5	30	26	35	18	62	42
Exploration	12	45	35	68	5	7	7	12	6	17	12	24
Other	(12)	(1)	(11)	(6)	(11)	(5)	(5)	-	5	(1)	5	(2)
Total segmented expenses	451	535	1,037	967	438	413	936	810	208	233	431	393
Segmented income (loss) before taxes	-	463	(105)	737	156	562	194	953	5	210	25	255
Non-segmented expenses
General and administrative
Interest
Stock-based compensation
Currency translation
(Gain)/Loss on held-for-trading financial instruments
Total non-segmented expenses
Income (loss) from continuing
operations before taxes
Capital expenditures
Exploration	103	222	308	399	44	28	90	78	69	53	128	90
Development	105	65	210	285	160	186	291	310	133	160	248	301
Midstream	(5)	21	30	31	-	-	-	-	-	-	-	-
Exploration and development	203	308	548	715	204	214	381	388	202	213	376	391
Property acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures (4)
Property, plant and equipment			8,558	8,703			4,988	4,738			1,926	1,745
Goodwill			223	224			327	306			619	602
Other			2,826	840			414	253			174	153
Discontinued operations			-	534			-	165			113	93
Segmented assets			11,607	10,301			5,729	5,462			2,832	2,593
Non-segmented assets
Total assets (5)

					(1) North America				2009	2008	2009	2008
					Canada				426	928	873	1,588
					US				25	70	59	116
					Total revenue				451	998	932	1,704
					Canada						7,777	7,903
					US						781	800
					Property, plant and equipment (5)						8,558	8,703

					4 Excluding corporate acquisitions.
					5 Current year represents balances as at June 30, prior year represents balances as at December 31.

	Segmented Information

	Southeast Asia (2)					Other (3)					Total
	Three months ended June 30		Six months ended June 30			Three months ended June 30		Six months ended June 30			Three months ended June 30		Six months ended June 30
(millions of Canadian $)	2009	2008	2009	2008		2009	2008	2009	2008		2009	2008	2009	2008
Revenue
Gross sales	430	774	819	1,285		79	329	218	329		1,798	3,707	3,637	6,063
Hedging	-	-	-	-		-	-	-	-		-	(14)	-	(24)
Royalties	132	320	277	523		32	179	102	179		221	708	521	1,069
Net sales	298	454	542	762	#	47	150	116	150	#	1,577	2,985	3,116	4,970
Other	-	-	-	-		-	2	-	2		26	37	60	59
Total revenue	298	454	542	762		47	152	116	152		1,603	3,022	3,176	5,029
Segmented expenses
Operating	64	56	131	90		8	15	25	16		504	536	1,025	968
Transportation	10	18	28	26		2	2	4	4		50	59	107	101
DD&A	82	63	192	111		9	14	23	14		679	623	1,412	1,132
Dry hole	-	1	51	-		17	-	24	-		51	70	295	134
Exploration	15	19	30	26		20	27	42	40		58	115	126	170
Other	2	1	-	2		-	(1)	12	(5)		(16)	(7)	1	(11)
Total segmented expenses	173	158	432	255		56	57	130	69		1,326	1,396	2,966	2,494
Segmented income (loss) before taxes	125	296	110	507		(9)	95	(14)	83		277	1,626	210	2,535
Non-segmented expenses
General and administrative											86	75	167	139
Interest											45	37	90	81
Stock-based compensation											117	270	150	260
Currency translation											104	1	102	(11)
(Gain)/Loss on held-for-trading financial instruments											438	530	365	598
Total non-segmented expenses											790	913	874	1,067
Income (loss) from continuing
operations before taxes											(513)	713	(664)	1,468
Capital expenditures
Exploration	45	92	126	177		54	35	116	52		315	430	768	796
Development	90	106	286	192		11	(9)	11	1		499	508	1,046	1,089
Midstream	-	-	-	-		-	-	-	-		(5)	21	30	31
Exploration and development	135	198	412	369		65	26	127	53		809	959	1,844	1,916
Property acquisitions											28	278	56	389
Proceeds on dispositions											(27)	-	(60)	-
Other non-segmented											13	19	23	28
Net capital expenditures (4)											823	1,256	1,863	2,333
Property, plant and equipment			2,982	2,984				880	814				19,334	18,984
Goodwill			122	129				-	-				1,291	1,260
Other			334	304				97	127				3,845	1,677
Discontinued operations			-	-				45	292				158	1,084
Segmented assets			3,438	3,417				1,022	1,233				24,628	23,005
Non-segmented assets													409	1,270
Total assets (5)													25,037	24,275

						(2) Southeast Asia					2009	2008	2009	2008
						Indonesia					166	258	301	460
						Malaysia					86	130	147	226
						Vietnam					22	-	58	11
						Australia					24	66	36	65
						Total revenue					298	454	542	762
						Indonesia							984	990
						Malaysia							1,274	1,277
						Vietnam							471	470
						Australia							253	247
						Property, plant and equipment (5)							2,982	2,984

						(3) Other					2009	2008	2009	2008
						Algeria					53	152	125	142
						Other					(6)	-	(9)	10
						Total revenue					47	152	116	152
						Algeria							221	249
						Other							659	565
						Property, plant and equipment (5)							880	814